

Mail Stop 3628

February 8, 2021

Kevin M. Payne
President and Chief Executive Officer
Southern California Edison Company
2244 Walnut Grove Avenue (P.O. Box 800)
Rosemead, California 91770

William M. Petmecky, III
President and Manager
SCE Recovery Funding LLC
2244 Walnut Grove Avenue (P.O. Box 5407)
Rosemead, California 91770

> **Re:** **Southern California Edison Company**
> **SCE Recovery Funding LLC**
> **Amendment No. 2 to Registration Statement on Form SF-1**
> **Filed February 4, 2021**
> **File Nos. 333-249674 and 333-249674-01**

Dear Messrs. Payne and Petmecky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-1

Servicing Risks, page 23

1. We note that your risk factors "[t]he COVID-19 pandemic may impact SCE's ability to collect and service the fixed recovery charges and might reduce scheduled payments on the bonds" and "[c]hanges to billing, collection and posting practices might reduce the

Kevin M. Payne
Southern California Edison Company
William M. Petmecky, III
SCE Recovery Funding LLC
February 8, 2021
Page 2

value of your investment in the bonds" on pages 24 and 25, respectively, caution that payments on the bonds may not be made due to the impact of the COVID-19 pandemic and/or changes to servicing practices. However, on page 35, you state that true-up adjustments "are intended to ensure the recovery of revenues sufficient to retire the principal amount of the bonds in accordance with the expected sinking fund schedule, to pay all interest on the bonds when due, to pay fees and expenses of servicing the bonds and premiums, if any, associated with the bonds and to fund any required credit enhancement for the bonds" and that the servicer "may request an interim true-up adjustment at any time for any reason to ensure timely payment of scheduled principal of and interest on the bonds and other required amounts and charges owing in connection with the bonds on the next payment date." Please revise your registration statement to clarify how COVID-19 relief and changes to servicing practices, as described in the risk factors, could impact the true-up adjustments.

2. Please tell us what ongoing information you will provide to investors regarding changes to servicing practices that impact bond payments and the true-up adjustments including, but not necessarily limited to, reports on Form 10-D.

Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3262 with any other questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc:    Kathleen Brennan de Jesus, Esq.
        Southern California Edison Company

        Eric Tashman, Esq.
        Norton Rose Fulbright